UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Nuverra Environmental Solutions, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

67091K203
(CUSIP Number)

April 15, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67091K203
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ascribe Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,560,115 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,560,115 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,560,115 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.6%* (1)(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)	Reflects 208,086 shares of Common Stock, par value $0.001 per share ("Common Stock") that Ascribe II Investments LLC has the right to obtain and 2,352,029 shares of Common Stock that Ascribe III Investments LLC has the right to obtain, within 60 days, upon exercise of warrants of which they are the record owners.
(2)
Based on 31,052,076 shares of Common Stock outstanding as of April 15, 2016 as confirmed by the Issuer, together with 208,086 shares of Common Stock that Ascribe II Investments LLC has the right to obtain and 2,352,029 shares of Common Stock that Ascribe III Investments LLC has the right to obtain, within 60 days, upon exercise of warrants of which they are the record owners.

CUSIP No. 67091K203
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ascribe III Investments LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,352,029 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,352,029 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,352,029 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.0%* (1)(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Reflects 2,352,029 shares of Common Stock that Ascribe III Investments LLC has the right to obtain, within 60 days, upon exercise of warrants of which it is the record owner.
(2)
Based on 31,052,076 shares of Common Stock outstanding as of April 15, 2016 as confirmed by the Issuer, together with 208,086 shares of Common Stock that Ascribe II Investments LLC has the right to obtain and 2,352,029 shares of Common Stock that Ascribe III Investments LLC has the right to obtain, within 60 days, upon exercise of warrants of which they are the record owners.

CUSIP No. 67091K203
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
American Securities LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,560,115 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,560,115 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,560,115 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.6%* (1)(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Reflects 208,086 shares of Common Stock that Ascribe II Investments LLC has the right to obtain and 2,352,029 shares of Common Stock that Ascribe III Investments LLC has the right to obtain, within 60 days, upon exercise of warrants of which they are the record owners.

(2)
Based on 31,052,076 shares of Common Stock outstanding as of April 15, 2016 as confirmed by the Issuer, together with 208,086 shares of Common Stock that Ascribe II Investments LLC has the right to obtain and 2,352,029 shares of Common Stock that Ascribe III Investments LLC has the right to obtain, within 60 days, upon exercise of warrants of which they are the record owners.

Item 1(a).	Name of Issuer: Nuverra Environmental Solutions, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:
14624 N. Scottsdale Rd., Suite 300, Scottsdale, Arizona 85254

Item 2(a, b, c).
Name of Persons Filing, Address of Principal Business Office, Citizenship:

Ascribe Capital LLC ("Ascribe Capital"), 299 Park Avenue, 34th Floor, New York, NY 10171. Ascribe Capital is a Delaware limited liability company.
Ascribe III Investments LLC ("Fund III"), 299 Park Avenue, 34th Floor, New York, NY 10171. Fund III is a Delaware limited liability company.
American Securities LLC ("American Securities"), 299 Park Avenue, 34th Floor, New York, NY 10171.  American Securities is a New York limited liability company.

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number: 67091K203

Item 3.	Not Applicable.

Item 4.	Ownership.

Information with respect to the Reporting Persons' ownership of the Common Stock as of April 25, 2016, is incorporated by reference to items (5) - (9) and (11) of the cover page of the respective Reporting Person.

Fund III and Ascribe II Investments LLC ("Fund II") are the record owners of warrants that are exercisable, within 60 days, pursuant to which Fund III and Fund II have the right to acquire the Common Stock reported herein. Ascribe Capital is the investment manager to Fund III and Fund II. American Securities is the 100% owner of Ascribe Capital. Each of Ascribe Capital and American Securities may be deemed to share beneficial ownership of the Common Stock reported herein.

Item 5.	Ownership of Five Percent or less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 25, 2016

Ascribe Capital LLC

By:	/s/ Lawrence First
Name: Lawrence First
Title: Managing Director

Ascribe III Investments LLC

By: Ascribe Capital LLC, its investment manager

By:	/s/ Lawrence First
Name: Lawrence First
Title: Managing Director

American Securities LLC

By:	/s/ Michael G. Fisch
Name: Michael G. Fisch
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit I: Joint Filing Statement Pursuant to Rule 13d-1(k)

Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  April 25, 2016

Ascribe Capital LLC

By:	/s/ Lawrence First
Name: Lawrence First
Title: Managing Director

Ascribe III Investments LLC

By: Ascribe Capital LLC, its investment manager

By:	/s/ Lawrence First
Name: Lawrence First
Title: Managing Director

American Securities LLC

By:	/s/ Michael G. Fisch
Name: Michael G. Fisch
Title: Chief Executive Officer